# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Horizon Quantum Holdings Ltd., CIK 0002088256
CUSIP: Y4000A102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 29 Media Cir. #05-22, Singapore, Singapore (U0), 138565
Date of event which requires filing of this statement: 11/03/2026
Filed by CIK 0001432602
Persons authorized to receive notices and communications: Harry L. You, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada (NV), 89144, (702) 781-4313

## Reporting persons
- Harry L. You (CIK 0001432602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,655,028; shared voting power 0; sole dispositive power 2,655,028; shared dispositive power 0; aggregate amount beneficially owned 2,655,028 (7.4% of the class)
  Comment: Note to Row 7, 9 and 11: Includes (i) 1,212,698 Class A ordinary shares ("Class A Ordinary Shares"), of Horizon Quantum Holdings Ltd. (the "Issuer") and (ii) 1,422,330 Class A Ordinary Shares issuable upon the exercise of warrants of the Issuer.
  
  Note to Row 13: Based on an aggregate of 34,227,495 Class A Ordinary Shares outstanding as of June 30, 2026, as reported in the unaudited condensed consolidated interim financial statements of the Issuer filed as Exhibit 99.1 to the Issuer's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 4, 2026. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares subject to warrants held by such person were deemed outstanding if such warrants are currently exercisable or will become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.
- dMY Squared Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 13: Based on an aggregate of 34,227,495 Class A Ordinary Shares outstanding as of June 30, 2026, as reported in the unaudited condensed consolidated interim financial statements of the Issuer filed as Exhibit 99.1 to the Issuer's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 4, 2026. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares subject to warrants held by such person were deemed outstanding if such warrants are currently exercisable or will become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Horizon Quantum Holdings Ltd.
Address of issuer's principal executive offices: 29 Media Cir. #05-22, Singapore, Singapore (U0), 138565
Comment: This Amendment No. 1 (the "Amendment") to the Schedule 13D (the "Schedule 13D") originally filed with the United States Securities and Exchange Commission ("SEC") on March 20, 2026, by Harry L. You and dMY Squared Sponsor, LLC ("dMY Sponsor"), is being filed to report the pro rata in-kind distribution of Class A Ordinary Shares and warrants exercisable for Class A Ordinary Shares of the Issuer ("Warrants") by dMY Sponsor. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 3 and 4 to the Schedule 13D are supplementally amended as follows, and Item 5 to the Schedule 13D is amended and restated as follows.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

On November 3, 2026, the Sponsor made a pro rata in-kind distribution of 1,163,484 Class A Ordinary Shares and 2,844,660 Warrants to its members for no consideration. Harry L. You, the managing member of the Sponsor, received 1,163,484 of such Class A Ordinary Shares and 1,442,330 of such Warrants in such pro rata in-kind distribution, and now holds such securities directly.

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Class A Ordinary Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Harry L. You: /s/ Harry L. You, Harry L. You, Self (11/05/2026)
- dMY Squared Sponsor, LLC: /s/ Harry L. You, Harry L. You, Managing Member (11/05/2026)